United States securities and exchange commission logo





                               July 14, 2021

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-250011

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Dilution, page 29

   1. We note your response to prior comment 2. Please revise to deduct all liabilities in the calculation of net
tangible book value or show us the specific authoritative literature that supports your
calculation.
       General

   2. We remind you of comment 42 to our comment letter dated December 7, 2020. Please also ensure that you
file the form of amended and restated articles of incorporation and the form of amended and
restated bylaws that you reference on page 65 with your next amendment
 Matthew Nicosia
Vivakor, Inc.
July 14, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Nicosia
                                                            Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                            Office of Energy &
Transportation
July 14, 2021 Page 2
cc:       Scott Linsky
FirstName LastName